The Manitowoc Company, Inc.
2400 South 44th Street
Manitowoc, WI 54220
T 920 684 4410 F 920 652 9778
www.manitowoc.com

August 23, 2017

Kate Tillan, Assistant Chief Accountant
United States Securities and Exchange Commission
Office of Electronics and Machinery
Mail Stop 3030
Washington, D.C. 20549

Re: The Manitowoc Company, Inc.
Form 10-K for Fiscal Year Ended December 31, 2016
Filed February 28, 2017
File No. 001-11978

Dear Ms. Tillan:

To confirm our discussion from August 8, 2017, in March 2016, The Manitowoc Company, Inc. (the “Company” or “we”) separated its food service business from its cranes business and, as a result, now operates as a stand-alone crane company. In anticipation of the separation, the Company’s board of directors hired Barry L. Pennypacker in December 2015, to run the stand-alone crane business as Chief Executive Officer (“CEO”). The CEO then hired several outside executives to assist in transforming the Company and modified the internal management structure to begin to flatten the organizational structure.

Concurrent with our second quarter 2017 earnings release, we announced changes to our organizational structure that will have meaningful implications on how the Company will be managed and how the Company will present itself to the market. Accordingly, many of the items included in our responses to the Securities and Exchange Commission’s comment letters dated May 24, 2017 and June 17, 2017 will no longer be applicable under the new structure. In addition, over the next several months, we expect to continue to flatten the organizational structure and will be evaluating our organizational alignment to ensure our internal resources are structured to meet our customers’ requirements.

The changes that will impact our responses to the previously referenced Staff comment letters are as follows:

•	Larry J. Weyers, Executive Vice President - Tower Cranes, will be leaving the Company as of August 31, 2017.

•
Aaron H. Ravenscroft, Executive Vice President - Mobile Cranes was named Executive Vice President - Cranes on August 3, 2017, and will assume responsibility for the Tower Crane business effective with the departure of Larry Weyers.

•	In his new role, Mr. Ravenscroft will not have any individuals responsible for global tower or mobile cranes reporting to him.

•
The direct reports to Mr. Ravenscroft will be based on geography rather than on product lines. Accordingly, for example, there will be a Vice President - Americas who will report to Mr. Ravenscroft and

The Manitowoc Company, Inc.

be responsible for all cranes within the Americas region. We will have similar positions responsible for all cranes in the other regions of the world where we do business.

•
Administrative functions will report globally on a functional basis. That is, all Finance and Information Technology functions will directly report to our Senior Vice President & Chief Financial Officer. Similarly, all Human Resource functions will report directly to our Senior Vice President - Human Resources & Administration.

•
We anticipate our internal CODM package will be modified to our new structure. For example, we will no longer report internal financial information in our CODM package between mobile and tower cranes globally.

Going forward, we plan to use only consolidated results for our annual incentive compensation plan for all employees, rather than product line specific metrics for those individuals who previously maintained product line responsibilities.

We plan to have the new management structure and reporting in place in the fourth quarter of 2017. Based on changes to how the Company will be managed, we will reevaluate our segment analysis and update our disclosures as necessary in connection with our annual financial statements.

If you have any questions regarding the Company’s responses or would like to discuss any of its views further, please feel free to contact me via e-mail at david.antoniuk@manitowoc.com or at 920-652-1769.

Sincerely,

/s/ David J. Antoniuk

David J. Antoniuk
Principal Financial Officer
Senior Vice President and Chief Financial Officer
The Manitowoc Company, Inc.